April 30, 2025

Ben Palmer
Chief Executive Officer
MARINE PRODUCTS CORP
2801 Buford Highway NE, Suite 300
Atlanta, GA 30329

       Re: MARINE PRODUCTS CORP
           Registration Statement on Form S-3
           Filed April 23, 2025
           File No. 333-286707
Dear Ben Palmer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing